Mail Stop 4561

October 29, 2009

Gary Guseinov, CEO
CyberDefender Corporation
617 W. 7th St., Ste. 401
Los Angeles, CA 90017

>   **Re: CyberDefender Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 19, 2009**
>   **File No. 333-161790**
>
>   **Amendment No. 1 to Form 10-K for the Fiscal Year**
>   ** Ended December 31, 2008**
>   **Filed October 19, 2009**
>   **File No. 000-53475**

Dear Mr. Guseinov:

　　　We have reviewed the above-captioned filings and your response letter, and have the following comments. Where prior comments are referenced, they refer to our letter dated October 6, 2009

Form S-1

Risk Factors, page 6

Risks Related to Our Business, page 6

"Regulations under the Securities Exchange Act of 1934…," page 6

1.   We note your revised disclosure in response to prior comment 1, and your statement that changes to remedy these deficiencies will likely entail substantial costs. Please consider revising your disclosure to quantify these expected costs, as you have in your first amended annual report on Form 10-K.

Certain Relationships and Related Transactions, page 49

2.   We note your revised disclosure in response to prior comment 2. Please revise your disclosure in this section to include all disclosure required by Item 404(a) of

Regulation S-K for GR Match LLC, including, but not limited to, the basis on which GR Match LLC is a related person.

Item 15. Recent Sales of Unregistered Securities, page 71

3.   We note your response to prior comment 4, and the Form D you filed on October 13, 2009 for your unregistered offering that commenced on July 7, 2009. Please note that Rule 503 requires an issuer offering or selling securities in reliance on Rule 504, Rule 505, or Rule 506 to file with the Commission a notice of sales containing the information required by Form D for each new offering of securities no later than 15 calendar days after the first sale of securities in the offering; if you are claiming an exemption from registration solely under Section 4(2) of the Securities Act of 1933, you do not need to file a Form D.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

4.   The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. We note that you have made the following changes:

- Omitted the numbering for the paragraphs;
- Replaced the word "report" with "annual report" in paragraphs 2 and 4(a); and
- Omitted the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d).

Please confirm that you will conform your disclosures in future filings to the exact language of provided in Item 601(b)(31) of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Evan S. Jacobson at (202) 551-3428. If you have further questions, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (917) 591-6898
        Kevin Friedmann, Esq.
        Richardson & Patel LLP